UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-40952

Babylon Holdings Limited

1 Knightsbridge Green

London, SW1X 7QA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attendance at the 40th Annual J.P. Morgan Healthcare Conference

Babylon Holdings Limited’s (the “Company,” “Babylon” or “our”) Founder and Chief Executive Officer, Ali Parsa, and Chief Financial Officer, Charlie Steel, are scheduled to participate in the 40th Annual J.P. Morgan Healthcare Conference, including a Company presentation at 10:30 a.m. (ET) on Thursday, January 13, 2022. The live audio webcast of the presentation will be available on the “Events” page of the Investors section of the Company’s website. The replay will remain available for 30 days following the event.

A copy of the presentation slides, which will be discussed at the conference, is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Babylon increases 2022 revenue expectations to between $900m and $1 billion

The Company is announcing that it expects January 2022 revenues to be over $80 million for the month. As a result, the Company is increasing full-year 2022 revenue expectations to be $900 million to $1 billion. This is an increase of up to 40% on previous revenue guidance of $710 million and 3x 2021 revenue, with growth driven by new value-based care contracts in the US.

The Company also confirms revenue for the year ended December 31, 2021 is expected to meet its target of $321 million. This financial result is preliminary, unaudited and subject to change in connection with the completion of the Company’s financial closing process and the preparation of its audited financial statements for 2021.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this Report on Form 6-K, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our ability to recognize the anticipated benefits of Higi SH Holdings Inc. and other acquisitions, which may be affected by, among other things, our ability to integrate operations, resources and systems, maintain relationships with customers and suppliers and retain management and key employees; our future financial and operating results; the growth of our business and organization; our failure to compete successfully; our dependence on our relationships with physician-owned entities to hold contracts and provide healthcare services; our ability to maintain and expand a network of qualified providers; our ability to attract new customers and expand member enrollment with existing clinical services and Babylon 360 customers; our ability to retain existing customers and existing customers’ willingness to license additional applications and services from us; a significant portion of our revenue comes from a limited number of customers; a portion of our revenue is subject to the achievement of performance metrics and healthcare cost savings and may not be representative of revenue for future periods; the significant risks associated with estimating the amount of revenue that we recognize under our value-based care agreements with health plans; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021, as amended by any filings on Form F-1/A, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this Report on Form 6-K.

EXHIBIT INDEX

Exhibit
Number	Exhibit Title

99.1	Presentation Slides for 40th Annual J.P. Morgan Healthcare Conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: January 13, 2022	/s/ Ali Parsadoust
Ali Parsadoust
Chief Executive Officer